May 13, 2010

VIA EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3010

100 F Street, N.E.

Washington, D.C. 20549

Attention: Duc Dang, Attorney-Advisor

Re:	MPG Office Trust, Inc. Registration Statement on Form S-11, File No. 333-166439

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, MPG Office Trust, Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated to, and that such Registration Statement be declared effective on, Monday, May 17, 2010 at 9:00 a.m. Washington, D.C. time, or as soon thereafter as practicable, unless we or our outside counsel, Latham & Watkins LLP, request by telephone that such Registration Statement be declared effective at some other time.

In connection with this letter requesting acceleration of the effective date of the above- referenced Registration Statement, the Company hereby acknowledges the following:

1. should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2. the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

3. the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please call Julian Kleindorfer of Latham & Watkins LLP at (213) 891-8371 or the undersigned at (213) 613-4873.

Very truly yours,

MPG OFFICE TRUST, INC.

By:	/s/ JONATHAN L. ABRAMS
Name:	Jonathan L. Abrams
Title:	Senior Vice President, General Counsel and Secretary